FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

Letter to Shareholder

2.

AGM Meeting Notice

3.

AGM Circular

4.

Proxy

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: June 29, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

June 29, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

1.

Letter to Shareholder

2.

AGM Meeting Notice

3.

AGM Circular

4.

Proxy

LETTER TO SHAREHOLDERS

June 15, 2004

Dear Shareholders,

This year marks another pivotal change in our Company's direction.  The Company embarked on an ambitious program of diversifying it’s product lines. And to this end the company entered the patient monitoring business through the acquisition of the assets of IER Systems, as well as the introduction of several new products, and we also continued to show growth in our primary products.  We have been successful this year in implementing our business plan, although much delayed due to TSX Venture delays in the RTO.  As a result of implementing a part of our business plan we have made fiscal 2004 a very successful year.

It is management's conviction that our Company has a promising future as a manufacturer and distributor of self-care products and patient monitoring technology to huge target markets in the homecare sector of the healthcare category across North America.  The Company was successful in accessing financing by increasing lines of credit. In March 2004 the company completed its listing on the OTCBB and is now finalizing the previous announced financings in the US. Our well-established lead product brand of mobility equipment, Shoprider®, is entrenched in the Canadian market through 300 dealer customers.  Our aggressive product diversification strategy has helped to increase sales and has helped to generate profits for the company.  We expect that our aggressive future expansion plans into key areas of the U.S. by way of our acquisition strategy will offer major growth potential in terms of revenues and earnings as well as market capitalization.

The Company is poised to accelerate its vision designed to take full advantage of the  growth in the healthcare market throughout the United States and Canada.  We intend to continue to enlarge our existing leadership position via a targeted expansion program encompassing both product and geographic diversification.  Our principal objective is to capitalize upon our strong foundation, built over more than fourteen years, that provides both the framework and the momentum out of which a substantial organization can emerge. Our fundamental goal: increased capability to capture a significant market share in select niches of the multi-billion dollar healthcare sector.

We look forward to seeing the results of our future activities, and we wish to thank all shareholders for their patience and support as we move the Company forward along its renewed focus on an exciting business direction.

ON BEHALF OF THE BOARD

“Harj Gill”

“Rani Gill”

Harj Gill

 Rani Gill

Chief Executive Officer

 President

AMS HOMECARE INC.

1360 Cliveden Avenue, Delta, B.C.  V3M 6K2

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of holders of common shares of AMS Homecare Inc. (“AMS”) will be held at 10 a.m. on Monday, July 26, 2004 at the company head office at 1360 Cliveden Avenue, Annacis Island, Delta, British Columbia for the following purposes, which are described in more detail in the enclosed Information Circular, namely:

1.

To receive the report of the Directors.

2.

To receive the financial statements of the Company for the fiscal year ended February 29, 2004, and the report of the Auditors thereon.

3.

To determine the number of directors at five, and to elect directors to hold office until the next annual general meeting of the Company.

4.

To appoint HLB Cinnamon Jang Willoughby, Chartered Accountants, as Auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.

5.

To approve the Company stock Option Plan and the granting of Options.

6.

TO approve the Board of Director’s of the Company to De-list from the TSX Venture Exchange at the discretion of the Board of Director’s.

7.

To approve all acts of the management and Board of Directors.

8.

To consider such other matters as may properly come before the meeting.

Accompanying this Notice are an Information Circular and a form of proxy. The record date for the determination of holders of AMS Homecare shares entitled to receive notice of, and to attend and vote at, the Meeting is the close of business on June 21, 2004.  If you are unable to attend the Meeting in person, please complete and sign the enclosed form of Proxy and forward it, or otherwise deliver it, to Computershare Investor Services, Inc., #401 – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, to reach the addressee no later than 10:00 a.m. (local time) on July 21, 2004 or, if the Meeting is adjourned, by the close of business on the last business day prior to the date on which the Meeting is reconvened.

DATED at Vancouver, British Columbia as of the 15th day of June, 2004

BY ORDER OF THE BOARD OF DIRECTORS

“Harj Gill”

Chief Executive Officer

AMS HOMECARE INC.

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2004 ANNUAL GENERAL MEETING OF MEMBERS

This information is given as at February 29, 2004

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of AMS HOMECARE INC. (the "Company"), for use at the Annual General Meeting (the "Meeting"), of the members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.  It is expected that the solicitation will be primarily by Mail. Proxies also may be solicited personally by employees and directors of the Company.  Cost of the Solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. A member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a member shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.

The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's registered office at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc., #408 – 510 Burrard Street, Vancouver, B.C. V6C 3B9 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be signed by the member or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof.  If the member is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof.

The articles of the Company confer discretionary authority upon the Chairman of the Meeting to accept proxies that do not strictly conform to the foregoing requirements and certain other requirements set forth in the articles.

In addition to revocation in any other manner permitted by law, a member may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a member present in person, whereupon such proxy shall be deemed to be have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters that may properly be brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters that are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On February 29, 2004, 46,398,891 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every member present in person shall have one vote and, on a poll, every member shall have one vote for each share of which he is the holder.

Only members of record on the close of business on the 21th day of June 2004, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies", will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company only the following own, directly or indirectly, or exercise control or direction over, shares carrying more than l0% of the voting rights attached to all outstanding shares of the Company.

NAME OF MEMBER	NUMBER OF SHARES	PERCENTAGE OF ISSUED AND OUTSTANDING SHARES
Rani Gill	27,466,277	59.2%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as previously disclosed in an Information Circular, no insider, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

FINANCIAL STATEMENTS

The audited consolidated balance sheets of the Company as at February 29, 2004 and February 28, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended February 28, 2004, 2003 and 2002 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the members at the Meeting.  The Financial Statements, together with the Auditor’s Report thereon, are being mailed to the members of Record with this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

(B.C. Form 51-904F)

A.   Executive Compensation

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Period Ended	Salary	Bonus	Other Annual Compensation	Securities Under Options granted (#)	Restricted Common Shares or Restricted Share Units	LTIP Payouts	All other Compensation
Rani Gill President	29/02/04	$59,400	Nil	Nil	700,000	Nil	Nil	Nil
Harj Gill Chief Executive Officer	29/02/04	$59,400	Nil	Nil	600,000	Nil	Nil	Nil

The above table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services, in all capacities, to the Company during the most recently completed financial year ended February 29, 2004 in respect of the Chief Executive Officer and each of the Company’s other four most highly paid executive officers, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the “Named Executive Officers”).

B.    Long-term Incentive Plan ("LTIP") Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid or distributed to any Named Executive Officers during the financial year ended February 28, 2004.

C.    Options and Stock Appreciation Rights ("SARs")

The Company granted a total of 2,130,000 stock options to purchase common shares at a price of $0.25 per share during the fiscal year ended February 28, 2004.  A total of 1,300,000 stock options were issued Named Executive Officers, 600,000 stock options to directors, and 230,000 stock options to employees of the Company.

D.

Compensation of Directors

The Company has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year.

E.   Termination of Employment, Changes in Responsibility & Employment Contracts

As at February 29, 2004 there are no employment contracts approved by the TSX Venture Exchange between the Company and any of its Named Executive Officers. The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers of the Company that has been approved by the TSX Venture Exchange to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

F.   Management Contracts

As at February 29, 2004, there are no management contracts currently outstanding between the Company and any Executive Officer that have been approved by the TSX Venture Exchange.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS

AND SENIOR OFFICERS

No person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

Election of Directors

Management is proposing for adoption an ordinary resolution that the number of directors of the Company be fixed at five.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name of Nominee and Present Offices Held	Present Principal Occupation	Director Since	Shares Beneficially Owned or Controlled
Ms. Rani Gill* DIRECTOR & PRESIDENT	President of the Company	January 19, 2002	27,466,277
Mr. Harj Gill DIRECTOR & CEO	Chief Executive Officer of the Company	August 28, 2002	1,044,624
Mr. Amarjit Mann* DIRECTOR	Pharmaceutical Company representative	August 28, 2002	664,800
Mr. Jan Karnik* DIRECTOR	Project Development Manager	November 26, 2001	55,000
Mr. Ranjodh Sahota * DIRECTOR	Business person, Ministry of Human Resources	September 19, 2003	115,500

* Members of Audit Committee.

The above information was provided by management of the Company.

B.

Appointment of Auditor and Fix Remuneration.

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of HLB Cinnamon Jang Willoughby, Chartered Accountants, as the Company's auditor until the next annual general meeting of members, at a remuneration to be fixed by the board of directors. Grant Thornton was first appointed as the Company's auditor in February 2004.

C.

Shareholder Approval of Company Option Plan and Approval of Options granted and to be issued.

The company has enacted an option plan hereby attached at Sechudule “A” in this circular.  The company requests the approval of the Company Stock Option Plan.

Some of the conditions are as such:  The maximum number of authorized buy unissued Common Shares  which may be issuable pursuant to Options  granted under the Plan shall be 8,777,811 or such additional amount as may be approved from time to time by the shareholders of the Company. The number of shares issuable to any one Optionee under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 20% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis.  The Options granted under the Plan together with all of the Company's other previously established stock option plans or grants, shall not result at any time in:

(a)

the number of Common Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the issued and outstanding Common Shares;

(b)

the grant to Insiders within a 12 month period, of number of Options exceeding 10% of the outstanding Common Shares; or

(c)

the grant to any one (1) Optionee within a twelve month period, of a number of Options exceeding 5% of the issued and outstanding Common Shares.

Subject to Exchange Policies, the aggregate number of Common Shares reserved for issuance to any one (1) Optionee under Options granted in any 12 month period shall not exceed 5% of the issued and outstanding Common Shares determined at the date of grant (or 2% of the issued and outstanding Common Shares in any 12 month period, in the case of an Optionee who is a Consultant or an Employee conducting Investor Relations Activities (as such terms are defined in Exchange Policies).

Appropriate adjustments shall be made as set forth in Section 14 of the Agreement, in both the number of Common Shares covered by individual grants and the total number of Common Shares authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Company.

If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Plan.

The entire Stock Option Plan is presented for review on Schedule “A”.

D.

Approval from shareholders to De-list for the TSX Venture Exchange

On March 2004 the Company obtained a listing on the OTC BB. Our Symbol is AHCKF. The Company believes that in the coming months it may be in the interests of shareholders to discontinue its TSX Venture Listing. The Company seeks the shareholders approval to de-list from the TSX Venture Exchange if the Board, in its discretion, determines that it is in the best interests of the Company to do so. The reasons the Company is considering this include the extra cost burden of the dual listing, and the opportunity the OTC BB listing provides to access financings in the US that have been previously announced. In addition, as the Company has indicated in previous annual statements and quarterly statements, it is the Company's view that it has suffered delays and resulting costs and damages as the result of unnecessary difficulties it believes were caused by TSX Venture in the RTO process. In addition, the Company has encountered other difficulties with the TSX Venture both prior to and since the completion of the RTO listing. The Company has consulted legal counsel regarding this matter and anticipates obtaining a legal opinion as to whether the conduct the Company complains of provides a legal basis for a claim for damages. No decision has been made by the board to commence a lawsuit, and a decision will not be made until a legal opinion has been obtained. If for any of the reasons set out above, or otherwise, the Board determines that it is in the Company's best interests to de-list from TSX Venture, the Company seeks the approval of the shareholders for the Board to de-list the Company from the TSX Venture Exchange at any time as the Board determines appropriate. The Company will continue to maintain its listing on the OTC BB and as such here is some information on the OTCBB: (more information can be found on www.otcbb.com)

Overview of the OTC Bulletin Board

The OTC Bulletin Board®(OTCBB) is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) securities. An OTC equity security generally is any equity that is not listed or traded on Nasdaq® or a national securities exchange. OTCBB securities include national, regional, and foreign equity issues, warrants, units, American Depositary Receipts (ADRs), and Direct Participation Programs (DPPs).

Listing Requirements

The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers will not be permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time.

Certification of Disclosure in Companies' Quarterly and Annual Reports
Please be aware that OTCBB issuers are subject to many of the provisions of the Sarbanes-Oxley Act of 2002 (the "Act"), some of which are now in effect. In particular, please be aware that the certification requirements mandated by Section 302 of the Act are now in effect and issuers that are found not to be in compliance with these requirements subject their securities to removal from the OTCBB on the basis that the issuer is delinquent in its required filings with the SEC or applicable regulatory authority.

 OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the Board of Directors of the Company has approved the contents and the sending of this Information Circular.

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act each of British Columbia and Alberta, as amended) and does not omit to state a material fact that is required to be stated, or that is necessary to make a statement contained herein that is not misleading in light of the circumstances in which it is made.

DATED at Vancouver, BC this 15th day of June 2004.

"Harj Gill"

Harj GILL

Chief Executive Officer

SCHEDULE “A”

AMS HOMECARE INC.

STOCK OPTION PLAN

1.

Purpose

The purpose of the Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the

 Company; and to attract to and retain in the employ of the Company or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company.

2.

Definitions and Interpretation

When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a) "Board of Directors" means the Board of Directors of the Company;

(b) "Common Shares" means common shares in the capital of the Company and any shares or units of the Company into which such common shares are changed, converted, subdivided, consolidated or reclassified;

(c) "Company" means - and any successor company and any reference herein to action by the Company means action by or under the authority of its Board of Directors or as a duly empowered committee appointed by the Board of Directors;

(d) "Discounted Market Price" means the last per share closing price for the Common Shares on the Exchange before the date of grant of an Option, less any applicable discount under Exchange Policies;

(e) "Exchange" means the TSX Venture Exchange or any other stock exchange on which the Common Shares are listed;

(f) "Exchange Policies" means the policies of the Exchange, including those set forth in the Corporate Finance Manual of the Exchange.

(g) "Insider" has the meaning ascribed thereto in Exchange Policies;

(h) "Option" means an option granted by the Corporate to an Optionee entitling such Optionee to acquire a designated number of Common Shares from treasury at a price determined by the Board of Directors;

(i) "Option Period" means the period determined by the Board of Directors during which an Optionee may exercise an Option, not to exceed ten years, or the maximum period permitted by the Exchange, which maximum period is presently five (5) years from the date the Option is granted based on the Company being a Tier 2 Issuer under Exchange Policies.

(j) "Optionee" means a person who is a director, officer, employee, consultant or other personnel of the Company or a subsidiary of the Company; a company wholly-owned by such persons; or any other individual or body corporate who may be granted an option pursuant to the requirements of the Exchange, who is granted an Option pursuant to this Plan; and

(k) "Plan" shall mean the Company's incentive stock option plan as embodied herein and as from time to time amended.

Wherever the singular or masculine is used in this Plan, the same shall be construed as meaning the plural or feminine or body corporate and vice versa, where the context or the parties so require.

3.

Administration

The Plan shall be administered by the Board of Directors. The Board of Directors shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan. All decisions and interpretations made by the Board of Directors shall be binding and conclusive upon the Company and on all persons eligible to participate in the Plan, subject to shareholder approval if required by the Exchange. Notwithstanding the foregoing or any other provision contained herein, the Board of Directors shall have the right to delegate the administration and operation of the Plan to a special committee of directors appointed from time to time by the Board of Directors, in which case all references herein to the Board of Directors shall be deemed to refer to such committee.

4.

Eligibility

The Board of Directors may at any time and from time to time designate those Optionees who are to be granted an Option pursuant to the Plan and grant an Option to such Optionee. Subject to Exchange Policies and the limitations contained herein, the Board of Directors is authorized to provide for the grant and exercise of Options on such terms (which may vary as between Options) as it shall determine. No Option shall be granted to any person except upon recommendation of the Board of Directors. A person who has been granted an Option may, if he is otherwise eligible and if permitted by Exchange Policies, be granted an additional Option or Options if the Board of Directors shall so determine. Subject to Exchange Policies, the Company shall represent that the Optionee is a bona fide Employee, Consultant or Management Company Employee (as such terms are defined in Exchange Policies) in respect of Options granted to such Optionees.

5.

Participation

Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee's relationship or employment with the Company.

Notwithstanding any express or implied term of this Plan or any Option to the contrary, the granting of an Option pursuant to the Plan shall in no way be construed as conferring on any Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or any subsidiary of the Company.

Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director or officer of or a consultant to the Company or any of its subsidiaries, where the Optionee at the same time becomes or continues to be a director, officer or full-time employee of or a consultant to the Company or any of its subsidiaries.

No Optionee shall have any of the rights of a shareholder of the Company in respect to Common Shares issuable on exercise of an Option until such Common Shares shall have been paid for in full and issued by the Company on exercise of the Option, pursuant to this Plan.

6.

Common Shares Subject to Options

The maximum number of authorized buy unissued Common Shares  which may be issuable pursuant to Options  granted under the Plan shall be 8,777,811 or such additional amount as may be approved from time to time by the shareholders of the Company. The number of shares issuable to any one Optionee under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 20% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis.  The Options granted under the Plan together with all of the Company's other previously established stock option plans or grants, shall not result at any time in:

(a)

the number of Common Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the issued and outstanding Common Shares;

(b)

the grant to Insiders within a 12 month period, of number of Options exceeding 10% of the outstanding Common Shares; or

(c)

the grant to any one (1) Optionee within a twelve month period, of a number of Options exceeding 5% of the issued and outstanding Common Shares.

Subject to Exchange Policies, the aggregate number of Common Shares reserved for issuance to any one (1) Optionee under Options granted in any 12 month period shall not exceed 5% of the issued and outstanding Common Shares determined at the date of grant (or 2% of the issued and outstanding Common Shares in any 12 month period, in the case of an Optionee who is a Consultant or an Employee conducting Investor Relations Activities (as such terms are defined in Exchange Policies).

Appropriate adjustments shall be made as set forth in Section 14 hereof, in both the number of Common Shares covered by individual grants and the total number of Common Shares authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Company.

If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Plan.

7.

Option Agreement

A written agreement will be entered into between the Company and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the exercise price and any other terms and conditions approved by the Board of Directors, all in accordance with the provisions of this Plan (herein referred to as the "Stock Option Agreement"). The Stock Option Agreement will be in such form as the Board of Directors may from time to time approve, and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Optionee may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

8.

Option Period and Exercise Price

Each Option and all rights thereunder shall be expressed to expire on the date set out in the respective Stock Option Agreement, which shall be the date of the expiry of the Option Period (the "Expiry Date"), subject to earlier termination as provided in Section 10 and 11 hereof.

Subject to Exchange Policies and any limitations imposed by any relevant regulatory authority, the exercise price of an Option granted under the Plan shall be as determined by the Board of Directors when such Option is granted and shall be an amount at least equal to the Discounted Market Price of the Common Shares.

9.

Exercise of Options

An Optionee shall be entitled to exercise an Option granted that has been issued to him, at any time prior to the expiry of the Option Period, subject to Sections 10 and 11 hereof and to vesting limitations which may be imposed by the Board of Directors at the time such Option is granted. Subject to Exchange Policies, the Board of Directors may, in its sole discretion, determine the time during which an Option shall vest and the method of vesting, or that no vesting restriction shall exist. The plan provides that the options granted under the plan shall be vested no faster that 1/12`h Quarterly.

The exercise of any Option will be conditional upon receipt by the Company at its head office of a written notice of exercise, specifying the number of Common Shares in respect of which the Option is being exercise, accompanied by cash payment, certified cheques or bank draft for the full purchase price of such Common Shares with respect to which the Option is being exercised.

10.

Ceasing to be. a Director, Officer, Emulovee or Consultant

If an Optionee ceases to be a director, officer, employee or consultant of the Company or its subsidiaries for any reason other than death, the Optionee may, but only within ninety (90) days after the Optionee's ceasing to be a director, officer, employee or consultant (or 30 days in the case of an Optionee engaged in Investor Relations Activities) or prior to the expiry of the Option Period, whichever is earlier, exercise any Option held by the Optionee, but only to the extent that the Optionee was entitled to exercise the Option at the date of such cessation. For greater certainty, any Optionee who is deemed to be an employee of the Company pursuant to any medical or disability plan of the Company shall be deemed to be an employee for the purposes of the Plan.

11.

Death of Optionee

In the event of the death of an Optionee, the Option previously granted to him shall be exercisable within one (1) year following the date of the death of the Optionee or prior to the expiry of the Option Period, whichever is earlier, and then only:

(a)

by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or the laws of descent and distribution, or by the Optionee's legal personal representative; and

(b)

to the extent that the Optionee was entitled to exercise the Option at the date of the Optionee's death.

12.

Optionee's Rights Not Transferable

No right or interest of any Optionee in or under the Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution, subject to the requirements of the Exchange, or as otherwise allowed by the Exchange.

Subject to the foregoing, the terms of the Plan shall bind the Company and its successors and assigns, and each Optionee and his heirs, executors, administrators and personal representatives.

13.

Takeover or Change of Control

The Company shall have the power, in the event of

(a)

any disposition of all or substantially all of the assets of the Company, or the dissolution, merger, amalgamation or consolidation of the Company with or into any other company or of such company into the Company, or

(b)

any change in control of the Company,

to make such arrangements as it shall deem appropriate for the exercise of outstanding Options or continuance of outstanding Options, including without limitation, with the approval of the Exchange where required by Exchange Policies, to amend any Stock Option Agreement to permit the exercise of any or all of the remaining Options prior to the completion of any such transaction. If the Company shall exercise such power, the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Company prior to the completion of such transaction.

14.

Anti-Dilution of the Option

In the event of

(a)

any subdivision, redivision or change of the Common Shares at any time during the term of the Option into a greater number of Common Shares, the Company shall deliver, at the time of any exercise thereafter of the Option, such number of Common Shares as would have resulted from such subdivision, redivision or change if the exercise of the Option had been made prior to the date of such subdivision, redivision or change;

(b)

any consolidation or change of the Common Shares at any time during the term of the Option into a lesser number of Common Shares, the number of Common Shares deliverable by the Company on any exercise thereafter of the Option shall be reduced to such number of Common Shares as would have resulted from such consolidation or change if the exercise of the Option had been made prior to the date of such consolidation or change;

(c)

any reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares, or in case of the consolidation, amalgamation or merger of the Company with or into any other company (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or in case of any transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another company, at any time during the term of the Option, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of the Option, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he had been the holder of the number of Common Shares to which he was entitled upon exercise of the Option.

Adjustments shall be made successively whenever any event referred to in this section shall occur. For greater certainty, the Optionee shall pay for the number of shares, other securities or property as aforesaid, the amount the Optionee would have paid if the Optionee had exercised the Option prior to the effective date of such subdivision, redivision, consolidation or change of the Common Shares or such reclassification, consolidation, amalgamation, merger or transfer, as the case may be.

15.

Costs

The Company shall pay all costs of administering the Plan.

16.

Termination and Amendment

(a)

The Board of Directors may amend or terminate this Plan or any outstanding Option granted hereunder at any time without the approval of the shareholders of the Company or any Optionee whose Option is amended or terminated, in order to conform this Plan or such Option, as the case may be, to applicable law or regulation or the requirements of the Exchange or any relevant regulatory authority, whether or not such amendment or termination would affect any accrued rights, subject to the approval of the Exchange or such regulatory authority.

(b)

The Board of Directors may amend or terminate this Plan or any outstanding Option granted hereunder for any reason other than the reasons set forth in Section 16(a) hereof, subject to the approval of the Exchange or any relevant regulatory authority and the approval of the shareholders of the Company if required by the Exchange or such regulatory authority. If the Exchange Policies require, disinterested shareholder approval will be obtained for any reduction in the exercise price of an Option if the Optionee is an Insider of the Company at the time of the proposed amendment. No such amendment or termination will, without the consent of an Optionee, alter or impair any rights which have accrued to him prior to the effective date thereof.

(c)

The Plan, and any amendments thereto, shall be subject to acceptance and approval by the Exchange. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance are given.

17.

Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

18.

Prior Plans

The Plan shall entirely replace and supersede prior stock option plans, if any, enacted by the Company.

19.

Effective Date

This plan shall become effective as of and from, and the effective date of the Plan shall be July 03, 2001, upon all necessary shareholder and regulatory approvals.

AMS HOMECARE INC.

Corporate Directory

Corporate Head Office:

1360 – Cliveden Avenue

Delta, B.C.

Canada V3M 6K2

Tel:  (604) 273-5173

Fax:  (604) 273-9312

Email:  ir@amshomecare.com

Website: www.amshomecare.com

Directors and Senior Management:

Ms. Rani Gill - Director and President

Mr. Harj Gill – Director and CEO

Mr. Jan Karnik – Director

Mr. T. Barry Coughlan – Director

Mr. Amarjit Mann – Director

Mr. Ranjodh Sahota – Director

Transfer Agent and Registrar:

Computershare Trust Company of Canada, Vancouver, B.C.

Auditors:

HLB Cinnamon Jang Willoughby, Chartered Accountants, Burnaby, B.C.

Trading Market:

TSX Venture Exchange and OTCBB

Symbol:

AHC:TSXV   and  AHCKF:OTCBB

2004 Annual General Meeting:

Date: July 26, 2004

Time: 10AM

Location: 1360 Cliveden Avenue

Delta, B.C. V3M 6K2

SUPPLEMENTAL MAILING LIST RETURN CARD

To registered and non - registered shareholders: National Policy 41 provides shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly financial statements of the company. If you wish to receive such statements, please complete and return this form to:

AMS HOMECARE INC.

1360 - Cliveden Avenue

 Delta, BC V3M 6K2

Name:         _______________________________________________________________________

(Please print name exactly as registered on your proxy or mailing information)

Address:

______________________________________________________________________

Postal Code:

___________________________

Signature:

___________________________________

____

I certify that I am a shareholder of AMS HOMECARE INC

Dated: ____

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

AMS HOMECARE INC.

TO BE HELD AT the offices of the Company
1360 Cliveden Avenue, Delta B.C., V3M 6K2

ON 26, July, 2004, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Mr. Harj Gill, a Director of the Company, or failing this person, Ms. Rani Gill, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 5	_____	_____
		For	Withhold
2.	To elect as Director, Rani Gill	_____	_____
3.	To elect as Director, Harj Gill	_____	_____
4.	To elect as Director, Jan Karnik	_____	_____
5.	To elect as Director, Amarjit Mann	_____	_____
6.	To elect as Director, Ranjodh Sahota	_____	_____
8.	To appoint HLB CInnamon Jang Willoughby, Chartered Accountants as Auditors of the Company	_____	_____
		For	Against
9.	To authorize the Directors to fix the auditors' remuneration	_____	_____
10.	To approve the Company Option Plan and stock options granted	_____	_____
11.	To approve the Board of Director's of the Company to De-list from the TSX Venture Exchange at the discretion of the Board.	_____	_____
12.	To approve of all the acts of the Directors and Management	_____	_____
13.	To transact such other business as may properly come before the Meeting	_____	_____

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED .

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF

PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada..

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept.  100 University Avenue 9th Floor

 Toronto Ontario M5J 2Y1

Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-9524